ENABLE MIDSTREAM PARTNERS, LP
One Leadership Square
211 North Robinson Avenue, Suite 150
Oklahoma City, Oklahoma 73102
November 10, 2015
Via EDGAR and FedEx
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-3561
Attn: Mara L. Ransom, Assistant Director
Division of Corporation Finance
Re:    Enable Midstream Partners, LP
Registration Statement on Form S-4
Comments dated October 29, 2015
File No. 333-205381
Form 10-K for Fiscal Year Ended December 31, 2014
Comments dated October 29, 2015
File No. 001-36413
Ladies and Gentlemen:
Set forth below are the responses of Enable Midstream Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 29, 2015 with respect to the Partnership’s Registration Statement on Form S-4 filed with the Commission on June 30, 2015, File No. 333-205381 (the “Registration Statement”), and the Partnership’s Form 10-K for the fiscal year ended December 31, 2014 filed with the Commission on February 18, 2015, File No. 001-36413 (the “Form 10-K”). For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in bold text.

Securities and Exchange Commission
November 10, 2015

Form 10-K for the Fiscal Year Ended December 31, 2014
Financial Statements for the Year Ended December 31, 2014
Combined and Consolidated Statements of Income, page 85

1.
We note your response to comment 1 in our letter dated September 11, 2015. You state that operation and maintenance expense presented on your statements of income represents the cost of your service revenue and that you will add a footnote disclosing this along with a statement that any operation and maintenance expenses associated with product sales are immaterial. On page 59 you disclose that operation and maintenance expenses consist primarily of labor expenses, lease costs, utility costs, insurance premiums and repairs and maintenance expenses. It appears that the types of expenses included in operation and maintenance expenses would be incurred in connection with producing both service revenues and product revenues. In addition, it appears that for product sales you would incur further labor costs for marketing and selling such products. Please tell us in more detail how you determined that the portion of operation and maintenance costs attributable to product revenues was immaterial. Also tell us how you considered whether your operation and maintenance expenses include any costs contemplated by Rule 5-03.3, 5-03.4, 5-03.5 or 5-03.6 of Regulation S-X when concluding you should disclose that operation and maintenance expense represents the cost of your service revenue as contemplated by Rule 5-03.2 of Regulation S-X.

Response: We acknowledge your comment. We calculated the portion of “Operation and maintenance” expenses attributable to product revenues based on three components: (a) operations costs (which consist primarily of labor expenses, lease costs, utility costs, insurance premiums and repairs and maintenance expenses) associated with the processing of natural gas under percent-of-proceeds, percent-of-liquids and keep-whole arrangements based on the volumes of natural gas attributable to these contracts, which excludes processing costs associated with service revenue; (b) the cost of marketing and selling natural gas and natural gas liquids (which consists primarily of labor costs for marketing and selling such products); and (c) general and administrative expenses associated with cost of natural gas and natural gas liquids. For the years ended December 31, 2014 and 2013, the portion of “Operation and maintenance” expenses associated with product sales were approximately

Securities and Exchange Commission
November 10, 2015

$18 million and $10 million, respectively. For the years ended December 31, 2014 and 2013, our cost of natural gas and natural gas liquids were $1,914 million and $1,313 million, respectively. Therefore, for the years ended December 31, 2014 and 2013, the portion of “Operation and maintenance” expenses associated with product sales were, in each case, approximately 1% of our cost of natural gas and natural gas liquids. As a result, we concluded that the portion of “Operation and maintenance” expenses attributable to product revenues was immaterial.
We have considered whether our operation and maintenance expenses include any costs contemplated by Rule 5-03.3, 5-03.4, 5-03.5 or 5-03.6 of Regulation S-X as follows:

•
Rule 5-03.3 provides that for other operating costs and expenses, any material amounts not included as costs and expenses applicable to sales and revenue under Rule 5-03.2 of Regulation S-X should be separately stated. There are no material amounts that have been excluded from costs and expenses applicable to sales and revenue, and, therefore, no separate statement of material amounts of other operating costs and expenses is required. All material costs and expenses applicable to sales and revenues are included under “Costs and Expenses” in our statements of income as follows: (i) cost of tangible goods sold are included in “Cost of natural gas and natural gas liquids”; (ii) cost of services are included in “Operation and maintenance”; and (iii) other operating expenses are included in “Depreciation and amortization” and “Taxes other than income taxes.”

•
Rule 5-03.4 contemplates selling, general and administrative expenses. We have historically considered these types of expenses to be incurred in connection with producing both service revenues and product revenues, associated with providing midstream services. Therefore, we have historically included these expenses in “Operation and maintenance” as a cost of service under “Costs and Expenses” in our statements of income. As a result, selling, general and administrative expenses were not separately presented under “Costs and Expenses” in our statements of income. For the years ended December 31, 2014 and 2013, these types of expenses amounted to approximately $107 million and $71 million, respectively. For the years ended December 31, 2014 and 2013, our “Operation and maintenance” expenses were $527 million and $429 million, respectively. Therefore, for the years ended December 31, 2014 and 2013, the portion of selling, general and administrative

Securities and Exchange Commission
November 10, 2015

expenses were, in each case, approximately 20% and 17% of the expenses in “Operations and maintenance” for the respective periods. We propose changing the presentation of our statements of income to separately present selling, general and administrative expenses under “Costs and Expenses” beginning in our Form 10-K for Fiscal Year Ending December 31, 2015, for all periods presented. We propose making this change in presentation on a prospective basis because we believe our prior reports are fairly presented in all material respects and do not believe that the separate presentation of selling, general and administrative expenses under “Costs and Expenses” would necessitate the amendment of our previous filings. This view is based on our experience that investors and analysts focus on total cost and expenses, operating income, net income, earnings before interest depreciation and amortization and distributable cash flow when analyzing our operations, none of which would change as a result of this change in expense presentation.

•
Rule 5-03.5 contemplates provision for doubtful accounts and notes. These expenses are included in “Operations and maintenance” under “Costs and Expenses” in our statements of income. Provision for doubtful accounts and notes is discussed in “Accounts Receivable and Allowance for Doubtful Accounts” included in Note 1 of the Notes to the Audited Combined and Consolidated Financial Statements in our Form 10-K for Fiscal Year Ended December 31, 2014. For the years ended December 31, 2014 and 2013, these expenses with were less than $0.1 million for the respective periods. For the years ended December 31, 2014 and 2013, our cost of natural gas and natural gas liquids were $1,914 million and $1,313 million, respectively. Therefore, for the years ended December 31, 2014 and 2013, provision for doubtful accounts and notes is less than 1% of the expenses in “Operations and maintenance” for the respective periods. As these expenses are immaterial, we have not separately stated provision for doubtful accounts and notes under “Costs and Expenses” in our statements of income.

•
Rule 5-03.6 provides that any material items not normally included under 5-03.4 should be separately stated. For the years ended December 31, 2014 and 2013, there are no material items not normally included under 5-03.4. Therefore, no separate statement of material items not normally included under 5-03.4 is required.

* * * * *

Securities and Exchange Commission
November 10, 2015

If you have any questions with respect to the foregoing response or require further information, please contact Brent Hagy of Enable Midstream at (405) 525-7788 or Gerald M. Spedale of Baker Botts L.L.P. at (713) 229-1734.

Very truly yours,

ENABLE MIDSTREAM PARTNERS, LP

By:	Enable GP, LLC,
its general partner

By:	/s/ Brent Hagy
J. Brent Hagy
Vice President, Deputy General Counsel, Secretary, and Chief Ethics & Compliance Officer

cc:	Charlie Guidry, Securities and Exchange Commission
Sondra Snyder, Securities and Exchange Commission
Jennifer Thompson, Securities and Exchange Commission
Mark C. Schroeder, Enable Midstream Partners, LP
Dana C. O’Brien, CenterPoint Energy Resources Corp.
Gerald M. Spedale, Baker Botts L.L.P.